Exhibit 99.75

PROTECH HOME MEDICAL SUBMITS APPLICATION TO LIST ON NASDAQ

Cincinnati, Ohio – January 13, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV:PTQ; OTCQX:PTQQF) a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announced that it has applied to list its common shares on the NASDAQ Capital Market (“NASDAQ”).

In advance of a potential listing on the NASDAQ, Protech will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. The listing of the Company’s common shares on the NASDAQ remains subject to the approval of the NASDAQ and the satisfaction of all applicable listing and regulatory requirements. While the Company intends to satisfy all of the applicable listing criteria, no assurance can be given that its application will be approved. During the NASDAQ review process, and in the event of listing on NASDAQ, the Company’s common shares will continue to trade in Canada on the TSX Venture Exchange under its symbol “PTQ”.

“The submission of our application to list on the NASDAQ is a reflection of the tireless effort of the entire Protech team during a continued period of rapid growth for our company. This marks a significant milestone in our Company’s life cycle, and we are excited about substantially increasing our exposure and accessibility to the U.S. capital markets sphere and to U.S. based institutional and retail investors.” said Greg Crawford, Chairman and CEO of Protech. “A NASDAQ listing, coupled with our aggressive expansion plans is expected to continue to lead us down the path of becoming a premier technology driven clinical respiratory company in the United States.”

Chief Financial Officer, Hardik Mehta added, “The evolution of Protech over the past two years has been evidenced by our continued record financial and operating performance. With over $28 million in cash and an untapped US$20 million revolving credit facility with CIT Bank’s Healthcare Division, we are in the strongest position in the history of the company to aggressively match our organizational growth with our level of capital markets exposure. We feel having a tier-one listing on a prominent U.S. exchange such as NASDAQ will allow us to meet this goal as we are excited to be active in sharing our company’s ongoing success on both sides of the border in an effort to further enhance shareholder value.”

Protech provides home delivery and efficient online set-up of equipment for primarily chronic conditions. The Company, based in the United States, operates out of 48 locations in 10 states with over 17,000 referring physicians and approximately 110,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: listing on Nasdaq and the results of a Nasdaq listing; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company meeting Nasdaq listing standards; capital market participants responding to a Nasdaq listing as anticipated. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com